# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jinxin Technology Holding Company, CIK 0001967631
CUSIP: 47760D102
Title of class of securities: Ordinary shares, par value US$0.00001428571428 per share
Address of issuer's principal executive offices: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai, China (F4), 201203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056039

## Reporting persons
- Namibox Technology Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 328,880,195; shared voting power 0; sole dispositive power 328,880,195; shared dispositive power 0; aggregate amount beneficially owned 328,880,195 (28.53% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 328,880,195 ordinary shares directly held by Namibox Technology Limited, a British Virgin Islands company wholly-owned by Mr. Jin Xu.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.
- Jin Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 328,880,195; shared voting power 0; sole dispositive power 328,880,195; shared dispositive power 0; aggregate amount beneficially owned 328,880,195 (28.53% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 328,880,195 ordinary shares directly held by Namibox Technology Limited, a British Virgin Islands company wholly-owned by Mr. Jin Xu.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.

## Item 1. Issuer
Name of issuer: Jinxin Technology Holding Company
Address of issuer's principal executive offices: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai 201203, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Namibox Technology Limited

Jin Xu
Address of principal business office or, if none, residence:
Namibox Technology Limited: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai, People's Republic of China

Jin Xu: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai, People's Republic of China
Citizenship:
Namibox Technology Limited: British Virgin Islands

Jin Xu: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Namibox Technology Limited: 328,880,195

Jin Xu: 328,880,195

Represents 328,880,195 ordinary shares directly held by Namibox Technology Limited, a British Virgin Islands company wholly-owned by Mr. Jin Xu.
Percent of class:
Namibox Technology Limited: 28.53%

Jin Xu: 28.53%

The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.
Sole power to vote or to direct the vote:
Namibox Technology Limited: 328,880,195

Jin Xu: 328,880,195
Shared power to vote or to direct the vote:
Namibox Technology Limited: 0

Jin Xu: 0
Sole power to dispose or to direct the disposition:
Namibox Technology Limited: 328,880,195

Jin Xu: 328,880,195
Shared power to dispose or to direct the disposition:
Namibox Technology Limited: 0

Jin Xu: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- Namibox Technology Limited: /s/ Jin Xu, Jin Xu, Director (02/14/2025)
- Jin Xu: /s/ Jin Xu, Jin Xu (02/14/2025)